DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





05063934

August 11, 2005

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2005

Re: The Procter & Gamble Company
Incoming letter dated July 12, 2005

Dear Mr. Crapo:

This is in response to your letter dated July 12, 2005 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. On June 30, 2005, we issued our response expressing our informal view that Procter & Gamble could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director



RECD S.E.C.
AUG 1 8 2005
1086

PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

Enclosures

cc: Adam Newton
Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

80424

John Jennings CRAPO, Homeless Senior Citizen
of Pine Street INN - Homeless Men's Shelter
Boston MA
PO Box 400151 Cambridge MA 02140-0002

Via Certified Mail 12 July 2005
Return receipt requested
Hon USA Securities & Exchange Commission
Division of Corporation Finance Director
Mstr Allan Beller
450 5th Street NW
Washington DC 20549-0213
or 20549-0213

Re: This is my request the Commission reverse it's self & put my shareholder proposal in the Proxy Statement of the forthcoming annual meeting of proprietors shareholders of The Procter & Gamble - meeting as an assembled meeting of shareholders

Dear Mstr Div Director or your successor as acting Division Director

I'm carrying a heavy load & I've medical troubles

I call to your attention enclosed various exhibits & other reports - of thirty-nine (39) pages in all which are all relevant to my request. Briefly

Sincerely -

John Jennings Crapo

my transfer on death account to Mstr W. P. Segarra and my other shares said stock

JJC/jjC


STOP
Pine Stree Inn
ENTRANCE

From MR John Jennings Crafo 12 July 2009
Homeless Shareholder Pine Street INN Homeless Men's
Shelter - Senior Citizen, etc
PO Box 400151 Cambridge MA 02140-0002
via Certified Mail to
Boston (Daily) Herald attn please
Mstr BRETT ARENDS
PO Box 55843
Boston MA

Dear Mstr SIR-
I'M carrying a heavy load. I've Medical troubles, etc
I call to YOUR attention the enclosures quite a lot of them
I DO this IN midst of exceedingly inconvenient troubles
I'M Writing today IN a building that I can't find toilet, et cetera. I'M brief
Sincerely
John Jennings Crafo

JJC/JJC


STOP
Pine Stree Inn
ENTRANCE
John J CRAPO
Homeless SR Citizen

John Jennings CRAPO, Homeless 12 July 2005
Rtrd MA Civ Svc Employee
Pine Strt INN Homeless Senior citizens etc
PO Box 400151 Cambridge MA 02140-0002
via CMRRR - to Commonwealth?
Massachusetts Executive Dept of the Secretary
of the Commonwealth. Hon Mstr / William ~~Francis~~
Galvin, AB, JurD OR, Esquire. Securities Division
Director Mstr BRYAN J. LANTAGNE, Esquire
John W McCormack State BLD Rm 1719
1 Ashburton Place Boston MA 02108-1503

Dear Division director
I call to your attention enclosed my letter
to the Hon USA Securities & Exchange Commission
(SEC) ~~My bulky letter to the~~ Division of
corporation Fin Director Mstr allan Beller
I'm under a heavy Load & I've medical
troubles I'm brief

Sincerely
John Jennings Crapo

Table of (my) contents, P. one (01) of two (02)

John Jennings CRAPO. Homeless P&G Shareholder
12 July 2005 (TUESDAY)
To item USA Securities & Exchange ("SEC")
commission - attn please AV J Corporation
and Finance Director
Mstr allan Beller
450 5th Street NW
DC 20549-0213

Re: my appeal of rejection my shareholder
proposal made public 30 June 2005
to Procter AND GAMBLE Company. by
Heather L MAPLES, ESQUIRE. Special CNSL
Jonathan A INGRAM. Dpty CHF CNSL
CONSL for the registrant
ADAM NEWTON, ESQUIRE

More

JOHN JENNINGS CRAPO Homeless Procter & Gamble Stckhldr to Hon USA Securities + Exchange Commission

12 July 2005

copy with enclosures via Certified Mail Return Receipt requested

The Procter & Gamble Company
Legal DIVISION
attn please Mstr Adam ~~Newton~~ NEWTON
1 Procter & Gamble PLZ
Cincinnatti OH 45202-3315

the Commonwealth of Massachusetts
Executive Department of the Secretary of the Commonwealth
Hon William ~~Francis~~ F Francis Galvin
Secretary of State
~~Div of~~ Securities Div
John W McCormack STATE Building
Ste 1719
One Ashburton place
Boston MA 02108-1503

Boston (Daily) Herald
attn please Mstr BRETT ARENDS
PO Box 55843
Boston MA 02205-5843

#30#

table of (my) contents
P. 000 (07) OF 000 (02) pages

John Crako to SEC
12 July 2005

to Mstr H. Hall 10 July 2005 (03)

p2 & lett 12 July 2005
AND Civ Lib UNION Executive (01)
Director



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

COPY

cc:

June 30, 2005

Adam Newton
Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Re: The Procter & Gamble Company
Incoming letter dated May 4, 2005

Dear Mr. Newton:

This is in response to your letter dated May 4, 2005 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP
WASHINGTON, D.C. 20549

OFFICIAL BUSINESS


UNITED STATES POSTAGE
$ 02.67⁰
02 1A
0004342247 JUL 01 2005
MAILED FROM ZIP CODE 20001

COPY

JOHN JENNINGS CRAPO
P.O. BOX 400151
CAMBRIDGE, MA 02140-0002

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Adam Newton
Legal Division
Counsel

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

VIA FEDERAL EXPRESS

May 4, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by John J. Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from John Jennings Crapo in a handwritten submission dated March 11, 2005 (the "March Proposal"), received to the Secretary's Office on March 17. Mr. Crapo requested inclusion of the proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders. Because this submission exceeded 500 words, the Company timely requested that Mr. Crapo submit a revised proposal that complied with the requirements of Rule 14a-8. Mr. Crapo submitted a revised statement dated April 2, 2005 (the "Revised Statement"). This submission, including its additional exhibits, also exceeds 500 words.

The Company intends to omit the Revised Statement as well as the March Proposal under Rule 14a-8(f)(1) on the ground that the proponent has not complied with the word of paragraph (d) and under Rule 14a-8(i)(3) as being inherently vague and indefinite. To the extent the proposal can be read to present a definite recommendation, the recommended action either requests a violation of state law contrary to Rule 14a-8(i)(2) or has been substantially implemented under Rule 14a-8(i)(10), depending on the interpretation. However, neither the Company nor its shareholders should be compelled to struggle with varying interpretations of a submission that not "clearly presented." For these reasons, the Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the March Proposal and the Revised Statement.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the March Proposal and the Revised Statement by Mr. Crapo, this letter, and our correspondence with the proponent concerning his proposal. The Company is simultaneously providing a copy of this submission to Mr. Crapo.

June 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated May 4, 2005

The proposal relates to rescinding a merger.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

BOSTON TODAY
94°/64°
Hot and humid

TUESDAY
73°/59°
Partly cloudy and cooler

WEDNESDAY
76°/64°
Isolated showers

NATIONAL FORECAST

Seattle 70s Portland 90s 70s 80s Minneapolis Detroit Chicago Boston New York San Francisco 100s Denver 90s Washington D.C. 90s Los Angeles 110s Phoenix 80s Dallas Houston 100s 90s Orlando Miami

30s 40s 50s 70s 60s ALASKA

80s HAWAII

MAP KEY
HIGH H LOW L COLD WARM STATIONARY
SUNNY SHOWERS SNOW CLOUDS THUNDER ICE

City	Forecast	Temp	City	Forecast	Temp	City	Forecast	Temp
Anchorage	ptcldy	68/54	**Detroit**	sunny	92/67	**Orlando**	tstrm	90/76
Atlanta	tstrm	80/70	**Honolulu**	shwrs	87/75	**Phoenix**	sunny	112/86
Atlantic City	ptcldy	93/70	**Las Vegas**	sunny	107/83	**Pittsburgh**	sunny	90/65
Charleston	tstrm	88/76	**Los Angeles**	sunny	74/64	**St. Louis**	tstrm	84/72
Chicago	sunny	92/67	**Miami**	tstrm	89/79	**San Diego**	sunny	73/64
Cleveland	sunny	89/66	**Minneapolis**	ptcldy	93/72	**San Fran.**	sunny	71/56
Dallas	ptcldy	96/74	**New Orleans**	tstrm	89/78	**Seattle**	shwrs	72/55
Denver	ptcldy	89/62	**New York City**	ptcldy	94/76	**Washington**	ptcldy	93/75

SUN AND MOON

Sunrise	5:18 a.m.
Sunset	8:21 p.m.
Moonrise	10:04 a.m.
Moonset	11:15 p.m.
Length of day	15:03
Day of year	192
Full Moon	Jul. 21 at 5:00 a.m.
New Moon	Aug. 4 at 9:05 p.m.

MARINE FORECAST

WIND: Northwest at 5-15 knots today. North at 15-20 knots tonight. Northeast at 10-15 knots tomorrow.

SEAS: 1-3 feet from Merrimack River to Chatham, 1-2 feet from Chatham to Watch Hill, R.I.

WAVES: 1 foot or less on Boston Harbor and 1 foot or less on Narragansett Bay.

VISIBILITY: 4-7 miles with partly cloudy skies.

TIDES

GREATER BOSTON
High 2:58 AM 3:33 PM
Low 9:17 AM 9:32 PM

Barnstable	3:09 AM	New Bedford	12:04 PM
Chatham	4:54 AM	Oak Bluffs	3:30 AM
Cape Cod East	2:59 AM	Old Orchard	2:49 AM
Dennisport	4:07 AM	Plum Island	2:55 AM
Falmouth	2:42 AM	Plymouth	3:05 AM
Hampton Bch	2:57 AM	Provincetown	3:14 AM
Lynn	3:08 AM	Scituate	2:55 AM
Marblehead	2:58 AM	Wareham	12:19 PM
Nantucket	3:59 AM	Wellfleet	3:12 AM

WORLD

FORECAST FOR TODAY

Acapulco	89/77t
Athens	87/68pc
Bangkok	95/76t
Berlin	69/52pc
Bermuda	89/79pc
Dublin	69/56s
Frankfurt	68/53pc
Hong Kong	88/76t
Jerusalem	93/66s
London	67/49c
Madrid	94/65s
Montreal	86/63pc
Moscow	74/54c
Nassau	88/78pc
Paris	66/52pc
Rio	69/60t
Rome	76/58pc
San Juan	89/77t
Tokyo	77/56c
Warsaw	78/59pc
Zurich	69/53r

Legend: s-sunny, pc-partly cloudy, c-cloudy, sh-showers, t-thunderstorms, r-rain, sn-snow, i-ice, w-windy.

WEATHER FACTORS

A few showers will linger to the east today, otherwise skies will be partly cloudy with hot and humid conditions across the region. Expect partly cloudy skies overnight. A mix of sun and clouds tomorrow with much cooler temperatures. Isolated showers Wednesday.

FOR THE RECORD

(AS OF 5 PM EDT)

TEMPERATURE DATA

High	89
Low	64
Mean	77
Departure	+3
Highest for the month	89
Lowest for the month	56
Highest this year	95
Lowest this year	2

RECORDS FOR JULY 11

Highest	100 in 1911
Lowest	54 in 1890

PRECIPITATION (INCHES)

Total 24 hours	0.17
Total for the month	3.19
Depart. from normal	2.19
Year to date	22.86
Depart. from normal	0.73

SNOWFALL (INCHES)

Total 24 hours	0.0
Total for the month	0.0
Total for the season	0.0
Normal for the season	41.3

HEATING DEGREE DAY DATA

Degree days	0
Total for the month	10
Total for the season	10
Last season	0
30-year normal	4

WEATHER: For up-to-the-minute information click on **bostonherald.com**

John Jennings Crapo
Homeless Senior Citizen
ID# 3716759500
GR# 7100 0001
PO Box 400151 Cambridge
MA 02140-0002

10 July 2005

via Certified mail
return receipt requested
7005 1160 0000 8540 4955

Dear AITUS Dental INSURANCE Company
INC

I call to your attn my
letter & accompanying records to
Mstr HERBERT HAU.

I ASK YOU request the appointment letter go to me at
~~Pine Street, P street~~
Pine Street ~~INN~~ Men's INN
Homeless Men's Shelter
444 Harrison Ave
Boston MA 02118-2404
Addressed to me, & Statements
forms & other such things to me
at my PO Box address

cc this to Mstr Hau

Sincerely

John Jennings Crapo

Encl Ten (10)

JOHN [illegible] RAIO
Homeless RTRD MA
CIV SVC Employee
PINE STRT INN
PO Box 400151
CAMBRIDGE MA
02140-0002

HERBERT HALL DMD
210 HARRISON AVE STE 228
BOSTON MA 02111 3000

JOHN JENNINGS CRAPO
HOMELESS RTRD MA
CIV SVC EMPLOYEE
PINE STRT INN
PO BOX 400151
CAMBRIDGE MA
02140-0002

HERBERT HALL DMD
210 HARRISON AVE STE 228
BOSTON MA 02111 3000

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

ALTUS DENTAL
PO Box 1557
PROVIDENCE
RI
02901-1557

COPY

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from service label*)
7005 1160 0000 8540 4955

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

JOHN J. CRAPO
HOMELESS RTRD MA
CIV SVC EMPLOYEE
PO BOX 400151
CAMBRIDGE MA
02140-0002

PS Form 3800, June 2002 (Reverse)

e for two years

irst-Class Mail® or Priority Mail®.
international mail.
DED with Certified Mail. For
ered Mail.
be requested to provide proof of
se complete and attach a Return
applicable postage to cover the
ested". To receive a fee waiver for
on your Certified Mail receipt is

estricted to the addressee or
rk or mark the mailpiece with the

desired, please present the arti-
postmark on the Certified Mail
with postage and mail.

it when making an inquiry.
not available on mail

RETURN RECEIPT REQUESTED
ALTUS DENTAL
PO BOX 1557
PROVIDENCE RI 02901-1557

JOHN J. CRAPO
HOMELESS RTRD MA
CIV SVC EMPLOYEE
PO Box 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL™



7005 1160 0000 8540 4955

7005 1160 0000 8540 4955

STED

01-1557

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

COPY

Sent To: ALTUS DENTAL
Street, Apt. No.; or PO Box No.: PO Box 1557
City, State, ZIP+4: PROVIDENCE RI 02901-1557

PS Form 3800, June 2002 — See Reverse for Instructions

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

ALTUS DENTAL
PO Box 1557
PROVIDENCE
RI
02901-1557

COPY

2. Article Number (*Transfer from service label*) 7005 1160 0000 8540 4955

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Certified Mai
- A mailing rece
- A unique ident
- A record of de

Important Remi
- Certified Mail
- Certified Mail
- NO INSURAN valuables, plea
- For an additio delivery. To obt Receipt (PS F fee. Endorse m a duplicate ret required.
- For an additi addressee's a endorsement
- If a postmark cle at the pos receipt is not

IMPORTANT: S Internet acces addressed to A

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

ALTUS DENTAL
PO Box 1557
PROVIDENCE
RI
02901-1557

2. Article Number (*Transfer from service label*) 7005 1160 0000 8540 4955

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

COPY

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, HOMELESS
RTRO MA CIV SVC EMPLOYEE
PO BOX 400151
CAMBRIDGE MA 02140-0002

Parcel 3:

A certain lot of land with the buildings thereon situated on the Northerly side of Church Street in BROCKTON, Plymouth County, Massachusetts, bounded as follows:

Westerly by land of the Brockton National Bank there measuring fifty-eight and 96/100 (58.96) feet; northerly by land of Clark Block Inc., there measuring sixty-three and 62/100 (63.62) feet; easterly by land of George Knight, et al., there measuring fifty-nine and 9/10 (59.9) feet; and southerly by said street there measuring sixty-four and 86/100 (64.86) feet.

Parcel 4:

A certain lot or parcel of land situated in said Brockton on the northerly side of Church Street, containing fifteen hundred ninety one (1591) square feet, be the same more or less, bounded and described as follows, viz: Beginning at the southwest corner of the premises conveyed, at a point in the northerly line of Church Street and being the southeast corner of land of the grantee and running thence northerly at right angles with said Church Street and by land of grantee fifty-eight and 66/100 (58.66) feet to land of Lyman W. Basse, thence easterly in line of land of Lyman W. Basse twenty-seven and 8/100 (27.08) feet to a stake and other land of the grantor, thence southerly by other land of the grantor and along the westerly edge of the cement walk to a point in the northerly line of Church Street twenty-seven and 4/100 (27.04) feet easterly from the point of beginning, thence westerly by said Church Street twenty-seven and 7/100 (27.07) feet to said point of beginning.

Parcel 5:

Beginning at the intersection of said Main Street and Church Street, thence running easterly in the north line of said Church Street one hundred nineteen and fifty-five hundredths (119.55) feet to a stone wall, thence northerly at a right angle fifty-eight and sixty-six hundredths (58.66) feet to land of one Cook; thence westerly by land of said Cook thirty-seven and twelve hundredths (37.12) feet more or less, to a stone bound; thence southerly by land of said Cook twenty-six and seventeen hundredths (26.17) feet to a stone bound; thence westerly still by land of said Cook eighty-four and seventy-one hundredths (84.71) feet to Main Street in line of a drill hole in the curb stone; thence southerly by Main Street twenty-eight and forty-five hundredths (28.45) feet to the point of beginning.

For Mortgagor's title see Deed dated March 19, 2004 and recorded with Plymouth Registry of Deeds in Book 27785, Page 1 and filed with the Plymouth Registry District of the Land Court as Document No. 561208 with Certificate of Title 105039.


COPY


STOP
John Jennings CRAPO
JJC/


NEW
PROVIDES DENTIST RECOMMENDED BENEFITS
Crest
PRO-HEALTH
RINSE
CPC ANTIGINGIVITIS/ANTIPLAQUE ORAL RINSE
ALCOHOL FREE
KILLS GERMS THAT CAUSE:
✓ BAD BREATH
✓ PLAQUE
✓ GINGIVITIS
REFRESHING CLEAN MINT

Crest Pro-Health Kills Millions of Germs Without the Burn of Alcohol.

Use Crest Pro-Health Oral Rinse twice daily to help:

- Prevent and Reduce Plaque
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Active Cetylpyridinium chloride 0.07%

Uses • helps prevent and reduce plaque and gingivitis • helps control plaque bacteria that contribute to the development of gingivitis and bleeding gums

Warnings

Ask a dentist if symptoms persist or condition worsens after regular use.

Continued

Keep out of reach of children under 6 years of age.

If more than used for rinsing is accidentally swallowed, get medical help or contact a Poison Control Center right away.

Directions • adults and children 6 years & older: Rinse for 30 seconds with 20 mL (4 teaspoonfuls) twice a day • do not swallow • children 6 to 12 years of age: supervise use • when used after brushing, rinse mouth with water first • children under 6 years of age: do not use

Inactives water, glycerin, flavor, poloxamer 407, sodium saccharin, blue 1

Questions?
1-800-285-9139

Sharehldr
John J. Crapo


PEEL HERE
Crest
PRO·HEALTH
CAP SEALED WITH PRINTED BAND
0 37000 44979 9

COPY




REJUVENATING EFFECTS
ENERGIZING MINT
LIQUID GEL
REMINERALIZES • REFRESHES
RESTORES WHITENESS
Crest
NET WT.
4.6 OZ (130g)
FLUORIDE
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Schweppes

CAFFEINE FREE
GINGER ALE

⚠ WARNING

CONTENTS UNDER PRESSURE. CAP MAY BLOW OFF CAUSING EYE OR OTHER SERIOUS INJURY. POINT AWAY FROM FACE AND PEOPLE, ESPECIALLY WHILE OPENING.


Schweppes

CAFFEINE FREE
GINGER ALE

20 FL OZ (1 PT 4 FL OZ) 591 mL

Nutrition Facts
Serv. Size: 8 fl oz (240mL)
Servings: 2.5

Amount Per Serving	
Calories 80	
	% Daily Value*
Total Fat 0g	0%
Sodium 40mg	2%
Total Carb. 23g	8%
Sugars 22g	
Protein 0g	

*Percent Daily Values are based on a 2,000 calorie diet.


SW-1030 GAR.02902G
0 78000 20640 1

INGREDIENTS: CARBONATED WATER, HIGH FRUCTOSE CORN SYRUP AND/OR SUGAR, CITRIC ACID, NATURAL FLAVORS, SODIUM BENZOATE (PRESERVATIVE), CARAMEL COLOR.

BOTTLED UNDER THE AUTHORITY OF DR PEPPER/SEVEN UP, INC., PLANO, TX 75024.

CONSUMER COMMENTS? 1-866-SCHWEPPES

CA CASH REFUND

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Please see my disclaimer page 28

Senate Passes A Resolution Apologizing For Failure To Pass Anti-Lynching Legislation

twenty-eight

Copy




James Cameron

▲ As the anti-lynching resolution's co-sponsors, Senators George Allen and Mary L. Landrieu look on, James Cameron, the only known lynching survivor, speaks to the audience gathered on Capitol Hill.

More than a century after the first anti-lynching bill was introduced in Congress, the U.S. Senate apologized for its failure to outlaw the heinous act that took the lives of some 5,000 Blacks nationwide between the 1880s and 1960s.

Sponsored by Sen. Mary L. Landrieu (D-LA) and Sen. George Allen (R-VA), the resolution acknowledged the Senate's predecessors' unjust actions, while recognizing and apologizing for the effects that past inaction has had on the lynching victims and their families.

"If we truly want to move forward," said Sen. Landrieu to the family members of the lynching victims who had gathered at the U.S. Capitol Building, "we must admit that failure and learn from it."

Although seven U.S. presidents and the House of Representatives supported these bills to stop lynching, the Senate, then filled with Southern conservatives, blocked the efforts, often with filibusters.

The only known survivor of a lynching, 91-year-old James Cameron, was present for the apology. When asked how he felt about the resolution, Cameron remarked, "It's 100-something years too late, but I'm glad they're doing it."

On August 7, 1930, when Cameron was only 16 years old, he and his buddies, Abraham Smith and Thomas Shipp, were dragged by a White mob from Grand County Jail in Marion, IN, where they were being held for robbing a White couple, killing the man and raping the woman. All three were beaten with clubs and pick handles, then Smith and Shipp were lynched. Cameron's life was spared by one man's

[**Pink in the sink.** When I saw it I thought, I'm just brushing too hard. Then the dentist said a little bleeding is a sign of gingivitis. His advice: switch to **Colgate Total**®.]

P&G Shareholder
John Jennings
CRAPO
JJC/jjc

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Dear Folks here on FLB three (03) this ... 229 on anniver... Day of the Declaration of Independence by the Continental Congress being sign-ed and July ninth (09th) 1776 it being read to the soldiers assembled at New York City Hall Park I give you may this this is all you can have concerning the story in this journal re: the person surviving a lynching I'm brief too came a survivor of lynching I hadn't reached age six-teen years of age and it's an unpleasant memory for me

Sincerely
John J. CRAPO Homeless Senior Citizen
Member of the graduate Class at high school
Class of 1956 JJC



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altus dental™
Altus Dental Insurance Company, Inc.

I D Number:
3716759500

Subscriber Name:
JOHN JEN CRAPO

Group Number: 7100-0001

GIC COPY Connection. DENTAL

COMMONWEALTH OF MASSACHUSETTS
DIVISION OF PROFESSIONAL LICENSURE

IN SOCIAL WORK
LICENSED CERTIFIED SOC WORKER
ISSUES THIS LICENSE TO

JOHN JENNINGS CRAPO

JACK AA ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

LICENSE NO.	EXPIRATION DATE	SERIAL NO.
201201	10/01/04	656763

COPY

Jack AA ABE

Via ordinary mail
etc

10 July 2005

P10 Jul 2 PP

Herbert HAU DMD
210 Harrison Ave #228
Boston MA

Dear Doctor
Please send me an appointment time for some time IN AUGUST at 9AM + befor 3PM except 02 August 12 August Calendar Year 2005
I enclose to call to your attention The various exhibits to cooperate with insurance

Mom

page two (02) of two (02) pp
company altus dental insurance
company, INC 10 July 2005


Do not leave this pass card in your vehicle.
Please keep this card with you at all times;
it allows you access to the garage stairwell
(adjacent to garage entrance), garage elevators
and the buildings on campus.
For garage assistance, please dial (43)2-6091
015268
COPY


COPY
HARVARD LONGWOOD CAMPUS OPERATIONS

PARKING GARAGE	(43)2-6091
PARKING OFFICE	(43)2-1111
POLICE	(43)2-1212
SECURITY	(43)2-6009

Enclosures: eleven (07)

JJC/jjc
cc via certified mail with enclosures to
said insurance company

company I send courtesy copy this
to it via certified mail return receipt
requested - including copies of
exhibits + originals # 015268
my address is on envelope
upper left hand corner
my mouth aches + inside of
it is sore, et cetera.
I carry a heavy load and
i've medical troubles
Sincerely John Jennings Crafts
Homeless SR Citizen

my table of contents 10 July 2005
to
DR Herbert HAU
from
John Jennings CRAPO, Subscriber
ALTUS DENTAL INSURANCE CO INC
ID# 3716759500

ALTUS dental card
LCSW License
Front & Back Harvard Longwood Campus #
015268
No action letter USA SEC made public 30 June 2005
National forecast July 11 2005
eight (08) pages
JJC/jjc

Shareholder [illegible]

D-Day for P&G/Gillette deal

John J. Crapo, [illegible]

COPY

By BRETT ARENDS

Gillette Co. shareholders are expected to today approve the legendary firm's $57 billion takeover by consumer-goods giant Procter & Gamble.

A vote is scheduled to take place in Delaware at a special shareholders' meeting.

It was in 1899 that Hub entrepreneur King Camp Gillette launched his patented safety-razor business.

Today, Gillette is among the world's most-recognized brand names, known from Boston to Bangkok.

Gillette stock jumped 94 cents to $51.63 yesterday as traders realized the deal was all but done. P&G stock also rose 94 cents to $53.90. Both shares have risen sharply since late last week.

The deal is still awaiting U.S. and European regulatory approval, but analysts are confident that the transaction will proceed.

The only potential fly in the shaving cream: Secretary of State William F. Galvin, whose investigation continues into whether Gillette's board and advisers sold out shareholders on the cheap.

Galvin wants to know if advisers at Goldman Sachs and UBS low-balled Gillette's value to help company directors hustle through a deal that would make them all fabulously rich.

Gillette CEO James Kilts, who lives in Rye, N.Y., and took the company's helm four years ago, is expected to lead the windfall league. He'll garner a staggering $163 million or more from the sale.

Since Kilts took over, Gillette stock has risen about 58 percent.

TUESDAY, JULY 12, 2005 · BOSTON HERALD

ACLU keeps wary eye on defense lawyer shortage

COPY

By MAGGIE MULVIHILL

Civil liberties advocates are tracking the number of Massachusetts criminal defendants who have been unable to find attorneys in the past week, and lawsuits to force prosecutors to drop the cases may not be far behind.

"We are watching this with some concern," said Massachusetts ACLU Executive Director John Reinstein about the state's lawyer shortage, which is leaving poor accused criminals across the state without counsel.

Hundreds of private attorneys paid by the state to take court appointments have refused to take new indigent cases without a raise. A commission appointed by Gov. Mitt Romney recommended fee hikes in April, but the Legislature has not approved the funding. In Suffolk County yesterday, 115 accused criminals did not have lawyers, including 15 who remain behind bars, according to figures compiled by Suffolk Lawyers for Justice Inc.

This afternoon, House Ways and Means Chairman Robert A. DeLeo plans to meet with attorneys from Suffolk and Middlesex counties who are pressing for pay increases.

DeLeo, a Winthrop Democrat, said yesterday the problem is not just a "money issue," but the entire system of court-appointments needs to be fixed.

John J. Crapo, [illegible]

TUESDAY, JULY 12, 2005 BOSTON HERALD


COPY

From John J. CRAPO, etc 12 July 2005
PO Box 400151
Cambridge MA 02140-0004

Hastily I Write
to Procter & Gamble Co Legal Ofc
Mstr adam Newton
(P&G) P12 Cincinnatti OH 45202-3315

Dear Mstr (CNS)
I'm carrying heavy load of I've med
troubles I call to your attention my
appeal to the Hon Commission

Sincerely Jim Jennings Crapo
Henderson P&G Shareholder

JJC/iic